Exhibit 99.1

Boqii Announces Fiscal 2024 First Half Unaudited Financial Results

Boqii Holding Limited (“We,” “Boqii” or the “Company”) (NYSE American: BQ), a leading pet-focused platform in China, today reported its unaudited financial results for the first half of fiscal year 2024 (i.e., the six months ended September 30, 2023).

Fiscal 2024 First Half Operational and Financial Highlights

●	Total revenues were RMB389.4 million (US$53.4 million), compared to RMB589.6 million in the first half of fiscal 2023.

●	Loss from operations was RMB31.7 million (US$4.3 million), compared to a loss from operations of RMB29.6 million in the first half of fiscal 2023.

●	Net loss was RMB37.7 million (US$5.2 million), compared to a loss of RMB29.5 million in the first half of fiscal 2023.

●	EBITDA[1] was a loss of RMB33.5 million (US$4.6 million), compared to a loss of RMB 22.9 million in the first half of fiscal 2023.

●	Total GMV[2] was RMB903.0 million (US$123.8 million), compared to RMB1,382.0 million in the first half of fiscal 2023.

●	Customer acquisition cost[3] was RMB2.8, representing a decrease of 46.0% from RMB5.2 in the first half of fiscal 2023.

●	In September 2023, the Company entered into certain financing agreements with third party investors.

CEO & CFO Quote

Mr. Hao Liang, Boqii’s Founder, Chairman and Chief Executive Officer commented, “Fluctuation in certain industry sectors and unfavorable capital market performance have affected consumer sentiment in the first half of fiscal 2024. Despite these challenges, we remain confident in our unique positioning in China’s expanding pet market. The revenue share of our private labels increased from 18.5% in the first half of fiscal 2023 to 27.5% in the first half of fiscal 2024, highlighting the multi-dimensional balanced development trend of Boqii pet ecology. In light of these, we remain optimistic towards our future development.”

Ms. Yingzhi (Lisa) Tang, Boqii’s Co-Founder, Co-CEO and CFO commented, “In the first half of fiscal 2024, we continued to optimize our operational capabilities and achieved stable results amid uncertain market environment. During the reporting period, our fulfilment expenses as a percentage of total revenue decreased from 11.6% in the first half of fiscal 2023 to 8.9% in the first half of fiscal 2024, and our customer acquisition cost hit the historic low, down by 46.0% year-over-year to merely RMB2.8. These results present our operational strengths and profitability potential. We are dedicated to creating a pet ecological closed loop, stable business development, and we will constantly create value for both our users and shareholders in the future. “

[1]	EBITDA refers to net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses. EBITDA is a Non-GAAP financial measurement. See the section titled “Non-GAAP Financial Measures” for more information about EBITDA.
[2]	GMV refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts. The total GMV amount (i) includes GMV of products sold by Xingmu, (ii) excludes products sold through consignment model and (iii) excludes the value of services offered by us. GMV is subject to future adjustments (such as refunds) and represents only one measure of the Company’s performance and should not be relied on as an indicator of our financial results, which depend on a variety of factors.
[3]	Customer acquisition cost refers to the average promotional expenses of acquiring a buyer.

Fiscal 2024 First Half Financial Results

Total revenues were RMB389.4 million (US$53.4 million), compared to RMB589.6 million for the first half of fiscal 2023, which is primarily due to the optimization of product mix related to our business strategy.

	Six Months Ended September 30,
Revenues	2023	2022	Change
(in millions, except for percentages)	RMB	RMB	%
Product sales	374.1	568.7	(34.2)
● Boqii Mall	149.9	238.6	(37.2)
● Third party e-commerce platforms	224.2	330.1	(32.1)
Online marketing and information services and other revenue	15.3	20.9	(26.8)
Total	389.4	589.6	(34.0)

Gross profit was RMB77.9 million (US$10.7 million), compared to RMB123.9 million for the first half of fiscal 2023.

Gross margin was 20.0%, compared to 21.0% for the first half of fiscal 2023.

Operating expenses were RMB112.0 million (US$15.4 million), representing a decrease of 27.1% from RMB153.8 million for the first half of fiscal 2023. Operating expenses as a percentage of total revenues were 28.8%, compared to 26.1% for the first half of fiscal 2023.

●	Fulfillment expenses were RMB34.5 million (US$4.7 million), representing a decrease of 49.4% from RMB68.2 million for the first half of fiscal 2023. The decrease was primarily due to the decrease in shipping and handling expenses, resulting from a lower unit price of fulfillment compared to that for the first half of fiscal 2023. Fulfillment expenses as a percentage of total revenues were 8.9%, down from 11.6% for the first half of fiscal 2023.

●	Sales and marketing expenses were RMB45.4 million (US$6.2 million), representing a decrease of 28.6% from RMB63.5 million for the first half of fiscal 2023. The decrease was primarily due to (i) the decrease in advertising expenses of RMB7.8 million, as a result of our cost-saving efforts; (ii) the decrease in third-party commisions of 4.0 million; and (iii) the decrease in staff costs of RMB5.1 million related to the optimization of our organizational structure.

●	General and administrative expenses were RMB32.2 million (US$4.4 million), compared to RMB22.1 million for the first half of fiscal 2023. The increase was primarily due to (i) the increase in share-based compensation expenses of RMB6.1 million; and (ii) the increase of allowance for expected credit losses of RMB3.0 million from the receivables due from third parties.

Loss from operations was RMB31.7 million (US$4.3 million), compared to a loss from operations of RMB29.6 million for the first half of fiscal 2023.

Net loss was RMB37.7 million (US$5.2 million), compared to a loss of RMB29.5 million in the first half of fiscal 2023.

EBITDA was a loss of RMB33.5 million (US$4.6 million), compared to a loss of RMB 22.9 million in the first half of fiscal 2023. See the section titled “Non-GAAP Financial Measures” for more information about EBITDA.

Diluted net loss per share was RMB0.52 (US$0.07), compared to diluted net loss per share of RMB0.43 for the first half of fiscal 2023.

Total cash and cash equivalents and short-term investments were RMB86.8 million (US$11.9 million), compared to RMB159.6 million as of March 31, 2023.

Conference Call

Boqii’s management will hold a conference call to discuss the financial results at 8:00 AM on Wednesday, December 20, 2023, U.S. Eastern Time (9:00 PM on Wednesday, December 20, 2023, Beijing/Hong Kong Time).

To join the conference, please dial in 15 minutes before the conference is scheduled to begin using below numbers.

Phone Number
International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	852 800 963-976
Mainland China	86 4001-206115
Passcode	1075217

A replay of the conference call may be accessed by phone at the following numbers until December 27, 2023.

Phone Number
International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	7400342

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.boqii.com/.

About Boqii Holding Limited

Boqii Holding Limited (NYSE American: BQ) is a leading pet-focused platform in China. The Company is the leading online destination for pet products and supplies in China with its broad selection of high-quality products including global leading brands, local emerging brands, and its own private label, Yoken, Mocare and D-cat, offered at competitive prices. The Company’s online sales platforms, including Boqii Mall and its flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. The Company’s Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This document contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this document is as of the date hereof, and the Company does not undertake any duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, namely non-GAAP net loss, non-GAAP net loss margin, EBITDA and EBITDA margin, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) non-GAAP net loss as net loss excluding fair value change of derivative liabilities and share-based compensation expenses, (ii) non-GAAP net loss margin as non-GAAP net loss as a percentage of total revenues, (iii) EBITDA as net loss excluding income tax expenses, interest expenses, interest income, depreciation and amortization, and (iv) EBITDA margin as EBITDA as a percentage of total revenues. The Company believes non-GAAP net loss, non-GAAP net loss margin, EBITDA and EBITDA margin enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of accompanying tables titled “Reconciliation of GAAP and Non-GAAP Results.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

Exchange Rate

This document contains translations of certain RMB amounts into U.S. dollars (“USD,“or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2960 US$1.00, the noon buying rate in effect on September 29, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

For investor and media inquiries, please contact:

In China:

Boqii Holding Limited

Investor Relations

Tel: +86-21-6882-6051

Email: ir@boqii.com

DLK Advisory Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com

BOQII HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of March 31, 2023	As of September 30, 2023	As of September 30, 2023
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	89,850	86,811	11,898
Short-term investments	69,797	-	-
Accounts receivable, net	76,767	75,231	10,311
Inventories, net	81,052	67,670	9,275
Prepayments and other current assets	77,997	84,474	11,579
Amounts due from related parties	9,362	9,346	1,281
Total current assets	404,825	323,532	44,344
Non-current assets:			-
Property and equipment, net	5,492	3,895	534
Intangible assets	21,594	19,711	2,701
Operating lease right-of-use assets	22,354	12,789	1,753
Long-term investments	75,607	67,699	9,279
Amounts due from related parties, non-current	2,851	5,015	687
Other non-current asset	5,252	3,901	536
Total non-current assets	133,150	113,010	15,490
Total assets	537,975	436,542	59,834
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings	86,261	15,288	2,095
Accounts payable	56,022	54,820	7,514
Salary and welfare payable	6,890	6,386	875
Accrued liabilities and other current liabilities	22,104	20,203	2,770
Amounts due to related parties, current	471	199	27
Contract liabilities	4,471	3,998	548
Operating lease liabilities, current	9,220	6,132	840
Derivative liabilities	10,701	13,917	1,907
Total current liabilities	196,140	120,943	16,576
Non-current liabilities
Deferred tax liabilities	4,141	3,204	439
Operating lease liabilities, non-current	12,741	7,121	976
Other debts, non-current	102,827	41,302	5,661
Total non-current liabilities	119,709	51,627	7,076
Total liabilities	315,849	172,570	23,652

Mezzanine equity
Redeemable non-controlling interests	7,197	7,567	1,037
Total mezzanine equity	7,197	7,567	1,037
Stockholders’ equity:
Class A ordinary shares	373	579	79
Class B ordinary shares	82	82	12
Additional paid-in capital	3,287,696	3,332,797	456,799
Statutory reserves	3,876	3,876	531
Accumulated other comprehensive loss	(37,189)	(35,765)	(4,902)
Accumulated deficit	(2,995,975)	(3,033,390)	(415,760)
Receivable for issuance of ordinary shares	(83,405)	(50,567)	(6,931)
Total Boqii Holding Limited shareholders’ equity	175,458	217,612	29,828
Non-controlling interests	39,471	38,793	5,317
Total shareholders’ equity	214,929	256,405	35,145
Total liabilities, mezzanine equity and shareholders’ equity	537,975	436,542	59,834

Note: All translations from RMB to USD were made at the rate of RMB7.2960 US$1.00, the noon buying rate in effect on September 29, 2023 in the H.10 statistical release of the Federal Reserve Board.

BOQII HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Six Months Ended September 30,
	2022	2023	2023
	RMB	RMB	US$

Net revenues:
Product sales	568,698	374,102	51,275
Online marketing and information services and other revenue	20,931	15,269	2,093
Total revenues	589,629	389,371	53,368
Total cost of revenue	(465,703)	(311,435)	(42,686)
Gross profit	123,926	77,936	10,682
Operating expenses:
Fulfillment expenses	(68,161)	(34,499)	(4,728)
Sales and marketing expenses	(63,530)	(45,370)	(6,218)
General and administrative expenses	(22,066)	(32,169)	(4,409)
Other income, net	242	2,401	329
Loss from operations	(29,589)	(31,701)	(4,344)
Interest income	4,025	2,008	275
Interest expense	(7,193)	(3,079)	(422)
Other gain/(losses), net	7,190	(2,283)	(313)
Fair value change of derivative liabilities	(4,534)	(3,216)	(441)
Loss before income tax expenses and share of results of equity investees	(30,101)	(38,271)	(5,245)
Income taxes expenses	418	482	66
Share of results of equity investees	184	67	9
Net loss	(29,499)	(37,722)	(5,170)
Less: Net loss attributable to the non-controlling interest shareholders	(299)	(677)	(93)
Net loss attributable to Boqii Holding Limited	(29,200)	(37,045)	(5,077)
Accretion on redeemable non-controlling interests to redemption value	(323)	(371)	(51)
Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(29,523)	(37,416)	(5,128)

Net loss	(29,499)	(37,722)	(5,170)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	22,329	2,849	390
Unrealized securities holding loss	(249)	(1,425)	(195)
Total comprehensive loss	(7,419)	(36,298)	(4,975)
Less: Total comprehensive loss attributable to non-controlling interest shareholders	(299)	(677)	(93)
Total comprehensive loss attributable to Boqii Holding Limited	(7,120)	(35,621)	(4,882)

Net loss attributable to Boqii Holding Limited’s ordinary shareholders
— basic	(0.43)	(0.52)	(0.07)
— diluted	(0.43)	(0.52)	(0.07)
Weighted average number of ordinary shares
— basic	68,841,500	72,332,794	72,332,794
— diluted	68,841,500	72,332,794	72,332,794

Note: All translations from RMB to USD were made at the rate of RMB7.2960 US$1.00, the noon buying rate in effect on September 29, 2023 in the H.10 statistical release of the Federal Reserve Board.

Boqii Holding Limited

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for percentages)

	Six Months Ended September 30,
	2022	2023
	RMB	RMB

Net loss	(29,499)	(37,722)
Fair value change of derivative liabilities	4,534	3,216
Share-based compensation expenses	(3,567)	290
Non-GAAP net loss	(28,532)	(34,216)
Non-GAAP net loss margin	(4.8%)	(8.8%)

	Six Months Ended September 30,
	2022	2023
	RMB	RMB

Net loss	(29,499)	(37,722)
Income tax expenses	(418)	(482)
Interest expenses	7,193	3,079
Interest income	(4,025)	(2,008)
Depreciation and amortization	3,815	3,641
EBITDA	(22,934)	(33,492)
EBITDA margin	(3.9%)	(8.6%)

Note: All translations from RMB to USD were made at the rate of RMB7.2960 US$1.00, the noon buying rate in effect on September 29, 2023 in the H.10 statistical release of the Federal Reserve Board.